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March 27, 2018	Alec F. Orudjev
(202) 724.6846
aorudjev@schiffhardin.com

VIA SEC EDGAR

Mail Stop #4561

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Katherine Wray, Attorney-Advisor

 Edwin Kim, Staff Attorney

Re:         CLPS Incorporation

Registration Statement on Form F-1

Submitted on March 27, 2018

CIK No. 0001724542

Dear Ms. Wray:

This letter sets forth the responses of CLPS Incorporation (the “Company”) to the comment letter, dated February 23, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s prior submission. This letter and Registration Statement on Form F-1 (the “Registration Statement”) are being filed with the Commission electronically today. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of the Company.

Our Business

Solution Services, page 59

1. We note your response to prior comment 5 regarding your technology solutions products that are based on block chain technology. You disclose that you “have developed a loyalty reward solution based on a block chain platform and implemented this solution with several China-based banks.” However, you do not identify the banks that have implemented your solution, nor have you described how they have implemented your rewards programs, how the programs use block chain technology to record transactions, prevent fraud or abuse, and enable the banks or its customers to access, receive or use such rewards. Please revise your disclosure accordingly.

March 27, 2018

Response:         In response to the Staff’s comment, the Company has amended the disclosures in question appearing on pp. 2 and 59 to read, in part, as follows:

We have been working with a number of Chinese domestic banks to assist them in leveraging block chain technology. Using this technology, a loyalty reward solution was developed allowing domestic banks to track and trace transactions in real-time. It was recently implemented in Jiangnan Rural Commercial Bank. Also, the pilot phase of this solution was completed for Taicang Rural Commercial Bank.

The solution sets up a consortium chain platform using block chain technology. When a bank or a merchant joins the consortium, it becomes a node of the consortium chain. This allows the bank’s customers to manage and use their rewards among different banks and merchants, as well as share rewards among different customers. There are four layers in the overall architecture in this solution which includes the block chain core layer, the block chain SDK layer, the application system layer and the front-end layer. The consensus mechanism, P2P protocol, distributed ledger and storage mechanism of core layer are used to record transactions and prevent fraud.

We will continue to develop our new IT solutions to meet the evolving needs of our Chinese and global financial institutional clientele drawing upon the forward-looking research of our R&D center.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev

Cc:	Xiao Feng Yang, Chairman, CLPS
Raymond Ming Hui Lin, Chief Executive Officer, CLPS
Tian van Acken, Chief Financial Officer, CLPS
Ralph V. De Martino. Esq., Schiff Hardin LLP